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VIA EDGAR

April 3, 2018

Mr. Karl Hiller
Branch Chief
Officer of Natural Resources
Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Mail Stop 4628
Washington, D.C. 20549

Re:    The Simply Good Foods Company
Form 10-K for the Fiscal Year ended August 26, 2017
Filed November 9, 2017
Response Letter dated March 8, 2018
File No. 1-38115

Dear Mr. Hiller:

This letter sets forth the response of The Simply Good Foods Company (the “Company,” “we” and “our”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 20, 2018, in addition to the initial letter dated February 26, 2018, with respect to the above-referenced Annual Report on Form 10-K (File No. 1-38115) (the "Annual Report")
The text of the Staff’s comment has been included in this letter for your convenience and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth our response to the comment immediately below the numbered comment.
Form 10-K for the Fiscal Year Ended August 26, 2017
Financial Statements
Note 16 – Segment and Customer Information, page 93

1.
Staff’s comment: We note your response to prior comment 1, indicating that you believe disclosure of revenue for each group of similar products is not required to comply with FASB ASC 280-10-50-40, based on your assessment of the aggregation criteria applicable to operating segments under FASB ASC 280-10-50-11, or because revenues from certain groups of products are not material. However, your disclosure indicates that you believe you have just one operating

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1050 17th Street, Suite 1500, Denver, Colorado 80265

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segment, and have therefore not relied upon the aggregation guidance in formulating reportable segment disclosures. We also note your representation as to economic similarity in the response is limited to a description of certain product attributes that you consider to be common to all of your products, being low carb, low sugar, and protein rich, and does not include any assessment or comparison of revenues, costs of revenues, or profitability of individual product groups.

Given the distinctions that you have made between various groups of products in describing your core product portfolio and the reasons for certain changes in operations in MD&A, it appears that such distinctions are important in describing and understanding various facets of your operations. Therefore, it is unclear how such distinctions would not be pertinent to meeting the disclosure requirements of FASB ASC 280-10-50-40.

If you continue to believe that incremental disclosure of revenues by product group is not important or required, and would like us to further consider your view, please submit an analysis of the economics of the products and groups that comprise your core product portfolio, including details for each period covered by your annual report and each quarter within those periods, as to revenues, costs of revenues, and margins, as well as product volumes, advertising expenditures and the distributor and channel metrics.

Please address all material variations between product groups, as to their relative significance, and for each product group, comparing performance during these periods, with explanations of any decisions or circumstances that account for such variations.

Response:

In response to the Staff’s comment, after further review of the applicable accounting standards, the Company understands and agrees with the Staff's position that the aggregation guidance is not applicable since the Company has a single operating segment. However, we respectfully submit that we are unable to provide net sales by product on a GAAP basis in our Annual Report as the information is not available to us and is “impracticable to disclose” as we previously disclosed in our Annual Report. Net product sales by product is not available and "impracticable to disclose", based on the following:

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The Company monitors and analyzes gross sales by product, however we do not typically analyze, track or record reductions to gross sales, including trade programs, discounts or returns by individual product or group of products. In addition, when our customers submit discounts or returns against our invoices for payment, they typically do so on an aggregate basis without specific reference to any specific product or category. Therefore, we are unable to attribute such discounts and returns to a specific product in order to report net sales for such product. In addition, our trade programs typically include promotions, and other incentive offerings that are offered on a customer-by-customer basis, rather than on a product-by-product basis. We are not able to calculate the reductions to gross sales by individual product or group of products that would be required to report “Net Sales” by product as described in ASC 280-10-50-40.

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In addition, we advertise, market, and promote our products as a single brand of Atkins products, which are easily interchangeable by consumers in a single aisle of our retailers. The highly interchangeable nature of our products necessitates Management's evaluation of the business as a single brand of products. The Company continues to bring new product offerings to market, and we measure a product’s success by its ability to attract new consumers into the aisle and retain our existing consumers. We strive to offer our customers a variety of products that are “low in carbohydrates”, “low sugar”, and “protein rich” snacking options. As a result, we do not allocate advertising and marketing costs by individual product as most of our advertising includes multiple products in a single campaign.

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We analyze individual products on an overall gross margin basis by assessing gross revenue less such product's standard costs (an estimated amount established annually based on historical and forecasted assumptions). We believe this analysis allows us to assess changes in product mix from period-to-period basis. In addition, we believe that increases and decreases in overall trade spend, when combined with our assessment of product mix, pricing changes, and/or returns and allowances give the readers of our financial statements all the components of the drivers of our net sales and gross margin fluctuations. However, the previously described internal analysis does not conform to the disclosure requirements of ASC 280-10-50-40 and therefore it is impracticable to disclose net sales by product line on a GAAP basis.

Based on the above, the Company respectfully submits that the current disclosure within the Annual Report on Form 10-K is accurate as it is impracticable to disclose net sales by product line on a GAAP basis.

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If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 633-2840. Thank you again for your time and consideration.

Sincerely,

/s/ Todd. E. Cunfer
Todd E. Cunfer, Chief Financial Officer